U.S. bancorp
Investments, Inc.

Statement of Financial Condition

December 31, 2017

With Report of Independent Registered Public Accounting Firm.

The Company's audited Statement of Financial Condition as of December 31, 2017, pursuant to Rule 17a-5, is available for examination at the Company's office at U.S. Bancorp Investments, Inc., 60 Livingston Ave., St. Paul, MN 55107 or at the office of the Securities and Exchange Commission, Chicago, IL.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **U.S. Bancorp Investments, Inc.**

OFFICIAL USE ONLY
17868
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Livingston Avenue
(No. and Street)

Saint Paul	Minnesota	55107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica McIntosh **(314) 418-8664**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, **Trudi M. Buckley**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.**, as of **December 31**, 20**17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

LAURYN COOK
Notary Public - Notary Seal
State of Missouri, Saint Louis City
Commission Number 16251490
My Commission Expires Sep 14, 2020

Trudi M Buckley
Signature

CFO
Title

Lauryn Cook
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2017

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of U.S. Bancorp Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.
February 26, 2018

U.S. Bancorp Investments, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)

December 31, 2017

Assets		
Cash	$	93,686
Cash and securities segregated in compliance with federal regulations		79,938
Collateralized agreements:		
Securities borrowed		922,211
Securities purchased under agreements to resell		23,596
Receivables:		
Customers		43,298
Brokers, dealers, and clearing organizations		278,499
Affiliates		1,621
Securities owned, at fair value		1,076,499
Fixed assets, net of accumulated depreciation and amortization of $8,992		2,342
Goodwill and other intangible assets, net of accumulated amortization of $612		38,952
Taxes receivable from Parent		15,256
Other assets, net of allowance of $2,817		22,463
Total assets	$	2,598,361
Liabilities		
Collateralized agreements:		
Securities sold under agreements to repurchase	$	128,566
Securities loaned		110,578
Payables:		
Customers		64,509
Brokers, dealers, and clearing organizations		164,521
Affiliates		3,775
Securities sold, but not yet purchased, at fair value		990,615
Accrued compensation and benefits		81,520
Deferred tax liability, net		2,404
Other liabilities and accrued expenses		27,955
Total liabilities		1,574,443
Commitments, contingencies, and guarantees		
Subordinated liabilities		500,000
Stockholder's equity		
Common stock, $0.01 par value; 100,000 shares authorized,		
100,000 shares issued and outstanding		1
Additional paid-in capital		519,628
Retained earnings		4,289
Total stockholder's equity		523,918
Total liabilities, commitments, contingencies, guarantees, and stockholder's equity	$	2,598,361

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2017

1. Organization

U.S. Bancorp Investments, Inc. (the "Company"), a wholly owned subsidiary of U.S. Bancorp ("Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides a broad range of services to customers including retail brokerage and investment advisory through its bank branch-based registered representatives and institutional brokerage services consisting of investment banking and securities trading.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 14, "Transactions With Affiliates" and Note 18, "Subordinated Liabilities."

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, as of December 31, 2017, in the amount of $93,684 and cash held at a non-affiliate bank in the amount of $2.

Cash and Securities Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank or qualified securities for the exclusive benefit of customers. Funds can be held in cash, reverse repurchase agreements, U.S. Treasury securities, and other qualified securities.

2. Summary of Significant Accounting Policies (continued)

During 2017, the Company used both cash and U.S. Treasury securities to support its Customer Reserve Formula. Included in cash and securities segregated in compliance with federal regulations at December 31, 2017, are $30,000 of cash deposits with a non-affiliate bank and $49,938 of U.S. Treasury securities held at USBNA.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements are typically major financial institutions that are primary dealers of U.S. government securities and corporate debt obligations. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables

No allowance has been established for customer or other broker-dealer receivables, as management believes these receivable amounts are fully collectible.

See Note 5, "Receivables From, and Payables to, Customers," and Note 6, "Receivables From and Payables to Brokers, Dealers, and Clearing Organizations," for further information regarding these receivables.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Derivative Transactions

The Company transacts in the derivative market to manage the credit risk related to its corporate bond trading portfolio. The Company's derivative transactions include credit default swap indexes. The Company's credit default swap indexes are all executed and outstanding with USBNA as counterparty. Derivative contracts for credit default swap indexes are reported net in the Statement of Financial Condition as receivables from, or payables to, affiliates at fair value. Derivative transactions are recorded on a trade-date basis. During the year, the Company entered into no new credit default swap index derivative contracts. At December 31, 2017, there were no credit default swap index derivative contracts outstanding.

As part of the Company's normal bond underwriting activities, the Company may execute extended settlement trades (purchases and sales) to support the business requirements of its customers. Extended settlement trades are those that have settlement days beyond those customary for the respective transaction, typically because the customer prefers to lock in bond prices in advance of the desired bond issuance date. When the Company executes an extended settlement trade with a customer, it enters into offsetting extended settlement trades with investors, therefore economically hedging the market risk created by the extended settlement trades. Extended settlement trades are accounted for as derivatives carried at fair value on a trade-date basis, and are reported in the Statement of Financial Condition as receivables from, or payables to, brokers, dealers, and clearing organizations. During the year, the Company entered into several new extended settlement trades. At December 31, 2017, there were no material Statement of Financial Condition impacts from extended settlement trades outstanding.

Securities Owned and Securities Sold, but Not Yet Purchased

All of the Company's securities owned and securities sold, but not yet purchased, are recorded in the Statement of Financial Condition on a trade-date basis at fair value.

See Note 8, "Fair Value," for all securities as of December 31, 2017.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the life of the lease.

Goodwill and Other Intangible Assets

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is no longer amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. At December 31, 2017, the gross carrying value of goodwill and related accumulated amortization amounted to $39,349 and $427, respectively. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges were taken during 2017.

Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. Other intangible assets are amortized over their estimated useful lives, using a straight-line method and are subject to impairment if events or circumstances indicate a possible inability, to realize the carrying amount. At December 31, 2017, the gross carrying value of other intangible assets and related accumulated amortization amounted to $215 and $185, respectively. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset. No impairment charges were taken during 2017.

Other Assets

Included in other assets are cash advances to employees. These advances are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These advances are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

2. Summary of Significant Accounting Policies (continued)

As a condition of these cash advances, a recovery provision is included in the employment agreement, which requires the employee to pay back all or a portion of the advance to the Company if the employee terminates his or her employment within the vesting period set forth in the agreement.

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the recovery provisions. Upon termination, the Company transfers this balance to a separate account within other assets in the Statement of Financial Condition. The Company actively tries to collect the funds owed to it and establishes an allowance for doubtful accounts based on facts and circumstances, including any amounts greater than 90 days outstanding. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 10, "Other Assets," for detail of other assets as of December 31, 2017.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation charges are allocated to the Company by the Parent based on the Company's pro-rata use of these plans. All assets and liabilities of the plans are recorded by the Parent.

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with the Parent and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 17, "Income Taxes," for further discussion.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Investment banking revenues also include fees earned through the private placement of securities and financial structuring advisory services. Financial structuring advisory fees are recorded on the offering date, private placement fees on the closing date, corporate bond sales concessions on the trade date, municipal sales concessions on the settlement date, and underwriting and management fees at the time the underwriting is completed and the income is reasonably determinable. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Commission Income – Commission income and related employee compensation are recorded on a trade-date basis. Trailer commission revenue and compensation is recorded on an accrual basis.

Investment Advisory Fees – Investment advisory fees consist of revenues earned on customer assets and are collected in advance on a quarterly basis and are recognized ratably over the quarter. Related employee compensation is recognized ratably over the quarter.

Interest Income and Expense – Interest income and expense are recorded on an accrual basis and primarily relate to the trading portfolio and collateralized securities transactions.

Trading Income – Gains and losses that arise from securities trading are recorded on a trade-date basis.

Account and Other Servicing Fees – Individual retirement account fees are recorded on an accrual basis as earned. Other account fees also include account inactivity, termination, and transfer fees and are recorded when the transaction occurs.

3. Accounting Changes and Recently Issued Accounting Standards

Stock-Based Compensation

Effective January 1, 2017, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board ("FASB") in March 2016, simplifying the accounting for stock-based compensation awards issued to employees. The guidance requires all excess tax benefits and deficiencies that pertain to stock-based compensation awards to be recognized within income tax expense instead of within additional paid-in capital. The adoption of this guidance did not have a material impact on the Company's Statement of Financial Condition.

Revenue Recognition

Effective January 1, 2018, the Company adopted accounting guidance, issued by the FASB in May 2014, clarifying the principles for recognizing revenue from certain contracts with customers. The guidance does not apply to revenue associated with financial instruments, such as loans and securities. The adoption of this guidance is not material to the Company's Statement of Financial Condition.

Accounting for Leases

In February 2016, the FASB issued accounting guidance, effective for the Company on January 1, 2019, related to the accounting for leases. This guidance requires lessees to recognize all leases on the Statement of Financial Condition as lease assets and lease liabilities based primarily on the present value of future lease payments. Lessor accounting is largely unchanged. A modified retrospective approach is required at adoption which requires all prior periods presented in the Statement of Financial Condition to be restated, with a cumulative effect adjustment to retained earnings as of the beginning of the earliest period presented. This guidance also requires additional disclosures regarding leasing arrangements. The Company is evaluating the impact this guidance will have on the Statement of Financial Condition.

(Dollars in Thousands)

4. Netting Arrangements for Certain Financial Instruments

The following table provides information on the Company's netting adjustments and items not offset in the Statement of Financial Condition but available for offset in the event of default at December 31, 2017:

	Gross Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Received[b]	
Reverse repurchase agreements	$ 23,596	$ –	$ 23,596	$ (23,596)	$ –	$ –
Securities borrowed	922,211	–	922,211	–	(896,438)	25,773
Total	$ 945,807	$ –	$ 945,807	$ (23,596)	$ (896,438)	$ 25,773

[a] For reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default.

[b] Includes the fair value of securities received by the Company from the counterparty. These securities are not included in the Statement of Financial Condition unless the counterparty defaults.

	Gross Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Pledged[b]	
Repurchase agreements	$ 128,566	$ –	$ 128,566	$ (23,596)	$ (104,970)	$ –
Securities loaned	110,578	–	110,578	–	(109,345)	1,233
Total	$ 239,144	$ –	$ 239,144	$ (23,596)	$ (214,315)	$ 1,233

[a] For repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default.

[b] Includes the fair value of securities pledged by the Company to the counterparty. These securities are included in the Statement of Financial Condition unless the Company defaults.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

5. Receivables From, and Payables to, Customers

Amounts receivable from customers include:		
Margin accounts	$	22,237
Securities transactions		21,061
Total receivables	$	43,298

Amounts payable to customers include:		
Free customer credits	$	44,081
Securities transactions		20,428
Total payables	$	64,509

Customer securities can be held as collateral for margin loan receivables. Such collateral is not reflected in the Statement of Financial Condition. Margin loan receivables earn interest at floating interest rates.

Securities transactions including accounts receivable from and payable to customers primarily consist of customer funds pending settlement of securities transactions and customer funds on deposit.

6. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:		
Clearing receivables	$	192,992
Cash deposits with clearing organizations		35,807
Investment banking receivables		31,119
Securities failed to deliver		13,240
Retail brokerage receivables		5,341
Total receivables	$	278,499

Payables to brokers, dealers, and clearing organizations include:		
Clearing payables	$	152,661
Securities failed to receive		11,809
Other payables		51
Total payables	$	164,521

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

(Dollars in Thousands)

7. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2017, collateral received related to reverse repurchase agreements of $23,600, securities borrowed of $896,438 and client margin securities of $31,132 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company has transferred collateral of $920,038 to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The following table summarizes the maturities for repurchase agreements and securities loaned transactions by category of collateral pledged at December 31, 2017:

Collateral Pledged	**Continuous**
Repurchase Agreements	
U.S. Treasury	$ 25,013
Corporate obligations	103,553
Total repurchase agreements	$ 128,566
Securities Loaned	
Corporate debt obligations	$ 110,578
Total securities loaned	$ 110,578

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

8. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 assets or liabilities as of December 31, 2017.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

8. Fair Value (continued)

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government securities	$ 104,063 $	– $	– $	104,063
Municipal securities	–	5,489	–	5,489
Corporate debt obligations	–	966,796	–	966,796
Corporate equities	69	–	–	69
Other securities	–	82	–	82
U.S government securities segregated in compliance with federal regulations:	49,938	–	–	49,938
Total assets measured at fair value on a recurring basis	$ 154,070 $	972,367 $	– $	1,126,437

	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, but not yet purchased:				
U.S. government securities	$ 96,792 $	– $	– $	96,792
Corporate debt obligations	–	893,701	–	893,701
Other securities	–	122	–	122
Total liabilities measured at fair value on a recurring basis	$ 96,792 $	893,823 $	– $	990,615

Other securities include securities purchased from customers in order to facilitate customer sale requests on an expedited basis and securities positions resulting from trade errors.

Securities borrowed/loaned, repurchase/reverse repurchase agreements, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to customers, receivable from/payable to affiliates, and other receivables are generally not accounted for at fair value but are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value and are categorized as Level 2 of the fair value hierarchy for disclosure purposes only.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

9. Fixed Assets

At December 31, 2017, the Company's fixed assets were as follows:

Office equipment	$	8,341
Computer software		2,559
Leasehold improvements		434
Total fixed assets		11,334
Less accumulated depreciation and amortization		8,992
Fixed assets, net	$	2,342

10. Other Assets

At December 31, 2017, the Company's other assets were as follows:

Accrued interest receivable	$	11,759
Deferred employee cash advances		7,230
Prepaid expenses		2,895
Other receivables, net of allowance of $2,817		579
Total other assets	$	22,463

11. Other Liabilities and Accrued Expenses

At December 31, 2017, the Company's other liabilities and accrued expenses were as follows:

Accounts payable	$	18,743
Accrued interest expense		9,212
Total other liabilities and accrued expenses	$	27,955

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

12. Borrowings

The Company has a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2017, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $2,000,000 unsecured promissory facility with the Parent to be used for discretionary working capital purposes. At December 31, 2017, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing and is at the Parent's discretion.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2017, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

13. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is periodically involved in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company establishes reserves as needed for potential losses that are probable and reasonably estimable. The Company had no legal reserve liability as of December 31, 2017.

13. Contingencies, Commitments, and Risks (continued)

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2017, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the Statement of Financial Condition.

(Dollars in Thousands)

14. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with the Parent and affiliates. Obligations arising thereunder can be either recorded directly as incurred or allocated to the Company from the Parent based upon a master services agreement.

At December 31, 2017, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$	35,509
Securities sold, but not yet purchased, at fair value		28,788

In addition, the Company had borrowed from third parties securities issued by affiliates of $17,523.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250, which is based on the type of business conducted by the broker-dealer, or 2 percent of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2017, net capital under the Rule was $648,659 or 2,721 percent of aggregate debit balances and $648,182 in excess of the minimum required net capital.

16. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

Pension Plans

Substantially all of the Company's employees are eligible to participate in the U.S. Bank Pension Plan, a tax qualified noncontributory defined benefit pension plan sponsored by the Parent. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. In addition to the funded qualified pension plan, the Parent maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The Company reimburses USBNA for the pension plans.

Active and Postretirement Welfare Plan

In addition, the Parent provides health care and death benefits to certain eligible active employees of the Company. The Parent also provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013 are not eligible for retiree health care benefits. The Company reimburses USBNA for the active welfare plan and receives payment for the postretirement welfare plan.

(Dollars in Thousands)

16. Employee Benefits and Stock-Based Compensation (continued)

Stock-Based Compensation

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant, or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based and long-term incentive cash compensation, and the Company shares in the tax benefits resulting from stock option exercises at USBNA.

17. Income Taxes

At December 31, 2017, the Company did not have any unrecognized tax positions.

The components of the Company's net deferred tax liability as of December 31, 2017, were:

Deferred tax assets:	
Accrued compensation	$ 13,799
Gross deferred tax asset	13,799
Deferred tax liabilities:	
Goodwill and other intangible assets	(8,006)
Accrued pension and retirement benefits	(6,427)
State deferreds	(1,448)
Fixed assets	(269)
Other	(53)
Gross deferred tax liability	(16,203)
Net deferred tax liability	$ (2,404)

(Dollars in Thousands)

17. Income Taxes (continued)

The Company did not recognize a valuation allowance against its deferred income tax assets at the beginning or end of 2017 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, are completed and resolved. The Parent's consolidated federal income tax returns, for which the Company is included, for the years ended December 31, 2011 through 2016, are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

18. Subordinated Liabilities

The borrowings under subordination agreements at December 31, 2017, are as follows:

Subordinated note, due November 2, 2018	$ 500,000
Total subordinated liabilities	$ 500,000

The subordinated liabilities are with the Parent and are available in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fixed rate of interest for this facility is 1.68 percent per year. It is the Company's intention to renew the subordinated note due on November 2, 2018.

19. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2017. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the Statement of Financial Condition.

Compliance Report

December 31, 2017

Management's attestation as required by 17 C.F.R. § 240.17a-5 with Report of Independent Registered Public Accounting Firm.



505 N 7th Street 15th Floor
SL-MO-T15F
St. Louis, MO 63101

usbank.com

U.S. Bancorp Investments, Inc.

Compliance Report

U.S. Bancorp Investments, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended **December 31, 2017**;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended **December 31, 2017**;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended **December 31, 2017**; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The Company had a material weakness in internal control over compliance due to a deficiency in the design of controls over compliance with C.F.R. § 240.15c3-1 (Net Capital Rule). The Company's review procedures over transfers into its operating cash account carried at its affiliated bank did not prevent an erroneous transfer by its affiliated bank of approximately $3.9 billion from being completed. Because the operating cash account of the Company is carried at its affiliated bank, virtually all of the amount transferred is required to be treated as a non-allowable asset per the Net Capital Rule. As a result, the Company incurred a net capital deficiency of approximately $3.3 billion. The Company has completed its analysis of the hindsight net capital violation and has determined it to be a result of a material weakness in internal control over compliance pursuant to Rule 17a-5(h). To remediate this material weakness, the Company adopted enhanced procedures and controls effective on December 6, 2017 that operate to mitigate unanticipated moneys from being deposited into our deposit account at an affiliated bank. These enhanced controls were operating effectively as of December 31, 2017.

(signature)

U.S. Bancorp Investments, Inc.

I, Trudi M. Buckley, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Title: Senior Vice President, CFO

26 February 2018

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of U.S. Bancorp Investments, Inc.

We have examined the statements of U.S. Bancorp Investments, Inc. (the Company), included in the accompanying U.S. Bancorp Investments, Inc. Compliance Report, that the:

(1) Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2017.

(2) Company's internal control over compliance was effective as of December 31, 2017.

(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or *FINRA Manual – NASD Rule 2340 Customer Account Statements* that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

3

The Company had a material weakness in internal control over compliance due to a deficiency in the design of controls over compliance with C.F.R. § 240.15c3-1 (Net Capital Rule). The Company's review procedures over transfers into its operating cash account carried at its affiliated bank did not prevent an erroneous transfer by its affiliated bank of approximately $3.9 billion from being completed. Because the operating cash account of the Company is carried at its affiliated bank, virtually all of the amount transferred is required to be treated as a non-allowable asset per the Net Capital Rule. As a result, the Company incurred a net capital deficiency of approximately $3.3 billion. The Company has completed its analysis of the hindsight net capital violation and has determined it to be a result of a material weakness in internal control over compliance pursuant to Rule 17a-5(h). To remediate this material weakness, the Company adopted enhanced procedures and controls effective on December 6, 2017 that operate to mitigate unanticipated moneys from being deposited into our deposit account at an affiliated bank. These enhanced controls were operating effectively as of December 31, 2017.

In our opinion, because of the material weakness referred to above, control over compliance was not effective during the most recent fiscal year ended December 31, 2017. In our opinion, the Company's statements that Company's internal control over compliance was effective as of December 31, 2017; the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, are fairly stated, in all material respects.

Ernst & Young LLP

February 26, 2018